EXHIBIT 12

HONEYWELL INTERNATIONAL INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2007	2006	2005	2004	2003
	(In millions)
Determination of Earnings:
Income from continuing operations before taxes	$3,321	$2,798	$2,296	$1,623	$1,583
Add (Deduct):
Amortization of capitalized interest	22	22	22	24	24
Fixed charges	543	488	465	438	440
Equity income, net of distributions	(10)	(7)	(30)	(75)	(38)

Total earnings, as defined	$3,876	$3,301	$2,753	$2,010	$2,009

Fixed Charges:
Rents(a)	$87	$114	$109	$107	$105
Interest and other financial charges	456	374	356	331	335

	543	488	465	438	440
Capitalized interest	22	22	17	18	15

Total fixed charges	$565	$510	$482	$456	$455

Ratio of earnings to fixed charges	6.86	6.47	5.71	4.41	4.42

(a)	Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.